

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

June 24, 2009

Mr. Eric Montandon
Chief Executive Officer
WWA Group, Inc.
600 East Baseline Road, Suite B3
Tempe, Arizona 85283

> **Re: WWA Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed April 10, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **Filed May 15, 2008**
> **File No. 0-26927**

Dear Mr. Montandon:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William H. Thompson
Accounting Branch Chief